Exhibit (h)(3)(ii)

June 30, 2021

Gateway Trust

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re:	Fee Waiver/Ex2.ense Reimbursement

Ladies and Gentlemen:

Gateway Investment Advisers, LLC (“Gateway”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Fund listed below through April 30, 2023 in order to limit the Fund’s total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap

July 1, 2021 through April 30, 2023:

Gateway Equity Call Premium Fund1	0.93% for Class A shares 1.68% for Class C shares 0.63% for Class N shares 0.93% for Class T shares 0.68% for Class Y shares

Natixis Advisors, L.P. (“Natixis Advisors”) will bear a portion of the waiver/reimbursement. The Natixis Advisors portion of the waiver/reimbursement will be will be equal to the ratio of the Natixis Advisors Support Services Fee divided bythe management fee earned by Gateway.

With respect to the Fund, subject to applicable legal requirements, Gateway shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below the applicable expense limitation for such class; provided, however, that the Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the peiiod covered by this undertaking, the expense cap arrangement set forth above for the Fund may only be modified by a majolity vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N- lA for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-lA and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Gateway Investment Advisers, LLC

By:	/s/ Paul R. Stewart

Name:	Paul R. Stewart

Title:	Chief Executive Officer

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